Mission NewEnergy Limited
One Mission : One Energy : NewEnergy

Tempo Offices, Unit B2,
431 Roberts Rd, Subiaco,
Western Australia, 6008

Tel: + 618 6313 3975
Fax: + 618 6270 6339
Email: invest@missionnewenergy.com

8 October 2012

Mission Announces Placement

Mission NewEnergy Limited (ASX:MBT) today announces that it has entered into a binding agreement with a third party which is not related to Mission, its directors or any substantial shareholder in respect of a placement pursuant to the Company's 15% placement capacity under ASX Listing Rule 7.1. The Company has agreed to place 1,417,860 shares at A$0.0705 cents per share which is at a slight premium to the 10 day VWAP prior to the date of this announcement. The Company will raise approximately A$100,000 to be used for general corporate purposes. Expenses of the placement are expected to be less than A$7,000. The placement is expected to complete in approximately 1 week.

- Announcement Ends -

About Mission NewEnergy

To learn more, visit www.missionnewenergy.com.

For more information and a copy of this announcement, please visit: www.missionnewenergy.com or contact:

Company Contact:
James Garton
Phone: + 61 8 6313 3975
james@missionnewenergy.com